DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR April 27, 2004

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable



                                  FORM 27

                       MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                        OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    April 27, 2004

3.  Press Release
    -------------

    April 27, 2004

4.  Summary of Material Change
    --------------------------

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that it signed a manufacturing agreement with Ramsay Machine Works Ltd. (Ramsay) of Sidney, British Columbia. The agreement establishes Ramsay as the North American manufacturer of pyrolysis plants. It further envisages the export of pyrolysis plants to other regions.

The agreement builds on the existing MOU with DynaMotive, and creates a platform for long term manufacturing of Pyrolysis equipment in British Columbia. This relationship underscores the commitment DynaMotive has made to invest in British Columbia manufacturing expertise and to export a made-in-Canada environmental energy solution.

Strategically, this agreement provides DynaMotive with a manufacturing partner within the region, allowing for close co-operation in the development of its current and future plant configurations. It also allows for cross-contributions in the design phase by combining fabrication and hands on expertise from inception. Further, it allows DynaMotive and Ramsay to establish a unit manufacturing cost for pyrolysis plants and to build manufacturing capacity aggressively to meet expected market demand. As part of the agreement, DynaMotive and Ramsay further agreed to invest into manufacturing processes to accelerate plant delivery times and develop batch production processes.


5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 27th day of April, 2004


                   DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                           (signed)        "Richard Lin"
                                            Richard Lin
                                            Chairman







IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.







DYNAMOTIVE ENERGY SYSTEMS CORPORATION          News Release - April 27th, 2004

DynaMotive Establishes British Columbia Base for the Design, Manufacture and
                        Export of Pyrolysis Technology

     Signs Long Term Manufacturing Agreement with Ramsay Machine Works Ltd.

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that it signed a manufacturing agreement with Ramsay Machine Works Ltd. (Ramsay) of Sidney, British Columbia. The agreement establishes Ramsay as the North American manufacturer of pyrolysis plants. It further envisages the export of pyrolysis plants to other regions.

The agreement builds on the existing MOU with DynaMotive, and creates a platform for long term manufacturing of Pyrolysis equipment in British Columbia. This relationship underscores the commitment DynaMotive has made to invest in British Columbia manufacturing expertise and to export a made-in-Canada environmental energy solution.

Strategically, this agreement provides DynaMotive with a manufacturing partner within the region, allowing for close co-operation in the development of its current and future plant configurations. It also allows for cross-contributions in the design phase by combining fabrication and hands on expertise from inception. Further, it allows DynaMotive and Ramsay to establish a unit manufacturing cost for pyrolysis plants and to build manufacturing capacity aggressively to meet expected market demand. As part of the agreement, DynaMotive and Ramsay further agreed to invest into manufacturing processes to accelerate plant delivery times and develop batch production processes.

Ramsay has the capacity to fabricate up to 30 plants per annum without adding significantly to its current capacity. The agreement capitalizes on Ramsay's capabilities and the increasing market interest being received for DynaMotive's technology. It aims to establish a cost competitive alternative to fabrication abroad, while securing a top quality solution for biomass to energy plants.

"Strategic partnerships are the key to success in today's competitive market", said Andrew Kingston, President and CEO of DynaMotive. "The agreement with Ramsay Group is a further expression of our search for excellence in every aspect of our business and it enables us to offer flexibility in assembling optimized energy solutions to our customer's requirements with a high quality product at a competitive cost. We are proud to establish this platform in British Columbia and look forward to our first plant shipment in May."

"It has been almost a year since the original MOU was signed with DynaMotive. In this period, we have launched the construction of two plants and have forged a strong working relationship", said Gregory H.P. Ramsay, President and CEO of Ramsay Group. "The agreement reached establishes a strong platform for growth and cooperation between the two Companies. Establishing a leadership position in this industry will open significant export opportunities. I strongly believe in DynaMotive's technology and in our capacity to jointly manufacture and export a made-in-Canada energy solution."

Founded in 1903, Ramsay is a 4th generation Canadian owned and operated business with acknowledged expertise in precision ferrous and non-ferrous fabricating, machining, and manufacturing a wide variety of equipment for the oil and gas, environmental, forestry, mining, marine and construction industries.

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.


For more information on DynaMotive, please call:

Corporate Communications
Tel: (604) 267-6000             Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005            Email: investor@DynaMotive.com
Website: www.DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.